FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of December 2008

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X              Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Paragraph 4 of the Press Release as well as the Balance Sheet and the Statements of Operations attached to the Press Release attached as Exhibit 99.1 to this report on Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form S-8, Registration No. 333-12904 to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

99.1 Press Release: Tikcro Technologies Reports 2008 Third Quarter Results and Management Change, dated November 27, 2008.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            Tikcro Technologies Ltd.

                            (Registrant)

                          By:/s/ Adam M. Klein
                          -------------------
Date: December 1, 2008    Adam M. Klein for Eric Paneth,
                          pursuant to authorization


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                       EXHIBIT INDEX

Exhibit Number         Description of Exhibit

99.1 Press Release: Tikcro Technologies Reports 2008 Third Quarter Results and Management Change, dated November 27, 2008.